Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes for the six months ended June 30, 2023 and 2022 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022 included in our annual report on Form 20-F (“2022 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2023. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. “CBL” refers to CBL International Limited, our holding company and a Cayman Islands company. “We”, “us”, “our” or the “Company” refers to CBL International Limited and its subsidiaries, unless the context requires otherwise.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	our goal and strategies;

●	our expansion plans;

●	the impact of COVID-19 on our operations;

●	our future business development, financial condition and results of operations;

●	the liquidity of our securities;

●	expected changes in our revenues, costs or expenditures;

●	the trends in, and size of, the bunkering market in the Asia Pacific;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

●	competition in our industry;

●	our expectation regarding the use of proceeds from our initial public offering (the “IPO”);

●	laws, regulations, and policies relating to the bunkering industry in the Asia Pacific; and

●	general economic and business conditions.

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These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors”, “Operating and Financial Review and Prospects” and elsewhere in our 2022 Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

A. Operating Results

Business Overview

We are an established marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry in the Asia Pacific. We facilitate vessel refueling between ship operators and local physical distributors/traders. We purchase marine fuel from our suppliers and arrange for our suppliers to actually deliver marine fuel to our customers. Since the establishment of our Group in 2015, container liner operators have been identified as our target customers. Container liner operators provide liner services which operate on a schedule with a fixed port rotation and fixed frequency, which is similar to bus operation under which buses go on fixed routes and calling at fixed stops for passengers to board and alight. Knowing the nature of business of our target customers, we persistently strengthen ourselves by (a) expanding our servicing network to cover more ports; and (b) providing more value-added services to tailor for our customers’ growing demands with respect to vessel refueling.

Our services mainly involve (i) making vessel refueling options available to our customers at various ports along their voyages in the Asia Pacific; (ii) arranging vessel refueling activities at competitive pricing to customers; (iii) coordinating vessel refueling to meet customers’ schedules   during their various port visits in the Asia Pacific; (iv) providing trade credit to customers in relation to vessel refueling; (v) arranging local physical delivery of marine fuel to meet customers’ schedule; (vi) handling unforeseeable circumstances faced by customers and providing contingency solutions to them in a timely manner; (vii) fulfilling special requests from customers in relation to vessel refueling; and (viii) handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any.

Our supply network, which focuses on expanding our localities of services, is currently covering 45 ports in the Asia Pacific, including South Korea, PRC, Taiwan, Hong Kong, Malaysia, Singapore, the Philippines, Thailand and Vietnam. In addition, we also can provide our services in Japan, Belgium and Turkey. Going forward, we intend to allocate more resources to further expand our supply network, targeting continual market share enhancement. Among our extensive network of 45 ports, 17 are within the top 20 container ports in 2022 in terms of throughput volume globally with Asia Pacific accounting for approximately 45.9% of global marine fuel consumption volume in 2022.

Macroeconomic Environment

Coronavirus (COVID-19) Update

The outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has created significant volatility, uncertainty and disruption in the global economy. Nonetheless, notwithstanding the decline of trading and slowdown of economic growth during the first half of 2020 as a result of COVID-19 outbreak, major international container liner operators have achieved great improvement in their business and financial performance and their profitability has seen a significant growth since the third quarter of 2020 amid COVID-19 outbreak. The bunkering industry, particularly distributions in certain ports, indeed were also adversely affected. Nonetheless, given the nature of our business of providing refueling services through our supply network, our flexibility to respond to emergencies occurred in individual ports prevents us from being severely affected by COVID-19 in the fulfilment of our contractual obligations. In case our customers experience port disturbance, we can rearrange refueling of the vessel to the next feasible port under our extensive supply network currently covering 45 ports in Asia Pacific.

Since the second half of 2022, COVID-19 has subsided, and the Asia Pacific Region lifted entirely its epidemic prevention measures in the first quarter of 2023. Now, this far-reaching epidemic can be regarded as over.

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Russia-Ukraine Conflict

With a series of conflicts escalated between Russia and Ukraine since February 2022, sanctions have been imposed by a number of countries towards Russia targeting businesses, monetary exchanges, bank transfers, and imports and exports. Russia has been the second largest exporter of the crude oil for number of years and accounts   for more than 20% of the high sulfur fuel oil, very low sulfur fuel oil and marine gasoil supplies globally. The crisis between Russia and Ukraine led to a surge in worldwide crude oil price in the first 7 months of 2022 as significant numbers of traders refused to purchase crude oil originating from Russia, with approximately 70% of Russian crude oil exports having   failed to reach a matched buyer, where sellers were struggling to trade Russian oil because of the supply chain difficulties in shipping and payments amid the crisis. Concurrently, the price of bunkering surged   globally, which is associated with the risk premium and the on-going flourishing demand around the globe. Our Group serves primarily in a niche position to facilitate the ship operators to get their vessels duly refueled in appropriate ports, in a timely manner and at competitive market price without the need of establishing a procurement network by themselves. During the process, our Group obtains quotations   of marine fuel price from respective suppliers and subsequently assesses and add a premium in addition to the bunkering price. As the demand for crude oil in terms of volume is expected to be rising steadily owing to stable downstream demand and considering that our Group operates with a pricing mechanism on a cost-plus fixed fee basis, it is expected that there would be immaterial impact of the Ukraine-Russia crisis on our Group’s operation. However, any significant increase in marine fuel price might tighten the operating cash flows of our Group, which may, in turn, adversely affect our working capital requirements or financial conditions. The Russia -Ukraine Conflict has much less impact on fuel oil price in 2023. For the six months ended June 30,2023, fuel oil price had gone down to the range from approximately US$520 to US$670 per ton as compared with the average price of approximately US$980 per ton for the six months ended June 30.2022.

To ensure a positive gross profit for each transaction, we price our services on a “cost plus fixed fee” basis, i.e. we are able to obtain a premium, being the difference between the selling price per metric ton of marine fuel sold to our customers and the purchase cost from our suppliers. Therefore, generally speaking, the more quantity of marine fuel we procure for our customers, the more profit we generate. However, our operation is limited by the working capital available to us for a given period of time. If the marine fuel prices increase substantially, we can only purchase less marine fuel from our suppliers with the same level of financial resources and same trade credit offered by our suppliers. Accordingly, assuming there are no other externalities such as financial and political crisis or natural disaster to affect the demand and supply of crude oil or marine fuel globally during 2023, the crude oil price is expected to remain at a similar level as in the second half of 2022 with a fluctuation range of approximately 10% to 15%. To mitigate the effects of working capital limitation and future unexpected increase in marine fuel price, it is our strategy to strengthen the financial resources available to us by utilizing bank facilities and to obtain better trade credit from our suppliers, and we do not anticipate any material impact to our future results of operations in light of the current expected oil price trend.

Financial Summary

Results of Operations

The following provides a summary of our consolidated results of operations for the six months ended June 30, 2023 and 2022 (in thousand dollars):

	For the Six Months Ended June 30,
	2023 (Unaudited)	2022 (Unaudited)	Changes	%
Revenue	$191,956	$235,696	$(43,740)	-18.6%
Cost of revenue	187,950	231,653	(43,703)	-18.9%
Gross profit	4,006	4,043	(37)	-0.9%
Operating expenses:
Selling and distribution	601	518	83	16.0%
General and administrative	1,910	1,978	(68)	-3.4%
Total operating costs and expenses	2,511	2,496	15	0.6%
Income from operations	1,495	1,547	(52)	-3.4%
Other expense:
Interest expense, net	117	119	(2)	-1.7%
Other expense, net	(22)	(15)	7	46.7%
Total other expense	95	104	(9)	-8.6%
Income before provision for income taxes	1,400	1,443	(43)	-3.0%
Provision for income taxes	247	354	(107)	-30.2%
Net income	1,153	1,089	64	5.9%

Basic and diluted earnings per ordinary share*	$0.05	$0.05	-	-

* Gives retroactive effect to reflect the reorganization in August 2022.

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Revenue. Our consolidated revenue decreased by approximately $43,740,000 or 18.6% from approximately $235,696,000 for the six months ended June 30, 2022, to approximately $191,956,000 for the six months ended June 30, 2023. Such a decrease was mainly attributable to the decrease in the marine fuel price but partially offset by the increase in our sales volume of marine fuel sold.

The increase in our sales volume was mainly driven by the decreases in the average marine fuel prices from approximately US$802.8 per metric ton for the six months ended June 30, 2022 to approximately US$604.4 per metric ton for the six months ended June 30, 2023, representing a decrease of approximately 24.7%, and coupled with the increase in our financial resources available to fund our working capital to purchase more marine fuel (in dollar amount) as a result of cash flow generated from our operations in the year of 2022 together with the net proceeds raised from the issuance of new shares in our IPO of our shares for listing on Nasdaq in March 2023  .

Gross profit. Our consolidated gross profit for the six months ended June 30, 2023   was approximately $4,006,000, a slight decrease of $37,000, or 0.9%, compared to the six months ended June 30, 2022, driven by decreased gross profit per ton of marine fuel sold with an effect of $368,000, partially offset by an increase of volume in the amount of $331,000.

Operating expenses. Consolidated operating costs and expenses for the six months ended June 30, 2023, were approximately $2,511,000 a slight decrease of $15,000, or 0.6%, compared to the six months ended June 30, 2022.

Other expenses. For the six months ended June 30, 2023, we had other expenses of approximately $95,000, compared to that of approximately $104,000 for the six months ended June 30, 2022, a decrease of approximately $9,000 was mainly attributable to an increase in currency exchange gain earned during the six months ended June 30, 2023.

Income taxes. For the six months ended June 30, 2023, our income tax provision was approximately $247,000 and our effective income tax rate was 17.6%, as compared to an income tax provision of approximately $354,000 for the six months ended June 30, 2022. The decrease of approximately $107,000 was primarily attributable to a decrease in non-deductible expense for tax purposes.

Net income. Net income increased by approximately $64,000 or 5.9% from approximately $1,089,000 for the six months ended June 30, 2022, to approximately $1,153,000 for the six months ended June 30, 2023.

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Financial Position

The following provides a summary of our consolidated financial positions as of June 30, 2023 and December 31, 2022 (in thousand dollars):

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Unaudited)	Changes	%
Assets:
Current Assets
Cash	$10,431	$5,033	$5,398	107.3%
Accounts receivable	30,929	18,446	12,483	67.7%
Prepayments and other current assets	11,289	254	11,035	4344.5%
Total current assets	52,649	23,733	28,916	121.8%

Property, plant and equipment, net	859	394	465	118.0%
Right-of-use lease assets, net	280	342	(62)	-18.1%
Deferred offering costs	-	1,128	(1,128)	-100.0%

Total assets	$53,788	$25,597	28,191	110.0%

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$27,716	$12,653	15,063	119.0%
Taxes payable	314	244	70	28.7%
Accrued expenses and other current liabilities	144	126	18	14.3%
Derivative liabilities	9	109	(100)	-91.7%
Short-term lease liabilities	126	124	2	1.6%
Total current liabilities	28,309	13,256	15,053	113.6%

Long-term lease liabilities	165	229	(64)	-27.9%
Total liabilities	28,474	13,485	14,989	111.2%

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 21,250,000 shares issued and outstanding as of December 31, 2022, and 2021*	$3	$2	1	50.0%
Additional paid-in capital	12,536	488	12,048	2468.9%
Retained earnings	12,775	11,622	1,153	9.9%
Total shareholders’ equity	25,314	12,112	13,202	109.0%

Total liabilities and shareholders’ equity	$53,788	$25,597	28,191	110.1%

*	Gives retroactive effect to reflect the reorganization in August 2022.

Cash. Our consolidated cash balance increased by approximately $5,398,000 from approximately $5,033,000 as of December 31, 2022, to approximately $10,431,000 as of June 30, 2023. Such an increase was mainly attributable to the receipt of net proceeds of$13,557,000 in relation to the issuance of new shares in the IPO of our shares for listing on Nasdaq in March 2023. Certain portions of the proceeds were utilized to place deposits with suppliers for the purchases of bunkers from them.

Accounts receivable. Our consolidated accounts receivable balance increased by approximately $12,483,000 from approximately $18,446,000 as of December 31, 2022, to approximately $30,929,000 as of June 30, 2023. First of all, the sales volume in June 2023 was higher than that in December 2022. In this connection, the credit sales to customers in   the month of June 2023 were higher than that in December 2022 in the amount of $8,383,000 thus accounts receivable increased by $8,383,000. In addition, the accounts receivable as of December 31, 2022, were further reduced as we sold certain receivable to a bank by drawing down $4,100,000 from a non-recourse factoring facility. that turned the account receivable into cash balance, while as of June 30, 2023, we did not draw down any amount from such facility, and thus no reduction in account receivable balance.

Prepayments and other current assets. Our consolidated prepayments and other current assets balance increased by approximately $11,035,000 from approximately $254,000 as of December 31, 2022, to approximately $11,289,000 as of June 30, 2023. The increase was mainly attributable to the deposits placed with suppliers for the purchases of bunkers from them.

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Deferred offering costs. The deferred offering costs balance decreased by approximately $1,128,000 from approximately $1,128,000 as of December 31, 2022, to nil as of June 30, 2023. Incidental professional expenses and costs, such as legal fees, accountancy, etc. were incurred in the course of the IPO of the Company and recorded as deferred offering costs. As of December 31, 2022, the cumulative deferred offering costs incurred were approximately $1,128,000, which were fully capitalized and set off against the proceeds received from the issuance of new shares in March 2023.

Accounts payable. The consolidated accounts payable balance increased by approximately $15,063,000 from approximately $12,653,000 as of December 31, 2022, to approximately $27,716,000 as of June 30, 2023. The increase was mainly attributable to the difference between the volume of bunkers purchased from suppliers in the month of June 2023 and that purchased in December 2022. The quantity of marine fuel purchased to fulfil the June 2023 sales order was higher than that in December 2022. In this connection, the amount of credit purchases increased in the month of June 2023 as compared to that in December 2022 in the amount of $14,247,000.

Shareholders’ equity. The consolidated total shareholders’ equity increased by approximately $13,202,000 from approximately $12,112,000 as of December 31, 2022, to approximately $25,314,000 as of June 30, 2023. The increase was mainly attributable to the additional paid-in capital of approximately $12,000,000 in relation to the issuance of new shares in the IPO of our shares for listing on Nasdaq in March 2023.

Obligations and commitments

As of June 30, 2023, our contractual obligations were as follows (in thousand dollars):

	Current	Long-Term	Total
Operating lease obligations	$126	$165	$291
Derivatives obligations	9	-	9
Total	$135	$165	$300

Debt and interest obligations include principal and interest payments on fixed-rate and variable-rate, fixed-term debt based on their maturity dates.

We enter into lease arrangements for the use of offices for our operations. See Note 11. Leases of the Unaudited Interim Financial Statements.

As part of our risk management program, we enter into derivative instruments intended to mitigate risks associated with changes in commodity prices. Our obligations associated with these derivative instruments fluctuate based on changes in the fair value of the derivatives. See Note 4. Derivative Instruments   of the Unaudited Interim Financial Statements.

From time to time, we fix purchase commitments associated with our risk management program, as well as a purchase contract with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices. As of December 31, 2022, we did not enter into such purchase agreements with any supplier. See Note 8. Commitments and Contingencies for additional information.

Working capital and Liquidity

Cash is primarily used to fund working capital to support our operations.

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Cash Flows

The following table reflects the major categories of cash flows for the six months ended June 30, 2023 and 2022 (in thousand dollars). For additional details, please see the Consolidated Statements of Cash Flows.

	For the Six Months Ended June 30 ,		Changes	%
	2023 (Unaudited)	2022 (Unaudited)
Net cash provided by (used in) operating activities	$(7,237)	$759	$(7,996)	-1053.5%
Net cash provided by (used in) investing activities	(542)	(8)	(534)	6675.0%
Net cash provided by (used in) financing activities	13,177	720	12,457	1730.1%
Change in cash	5,398	1,471	3,927	267.0%
Cash at beginning of period	5,033	3,035
Cash at end of period	10,431	4,506

Operating Activities. Net cash used in operating activities of $7,237,000 for the six months ended June 30, 2023, compared to that provided by operating activities of $759,000 for the six months ended June 30, 2022. The decrease in net cash generated from operating activities was primarily due to the following:

a)	Change in accounts receivable was approximately $12,483,000 net cash outflow for the six months ended June 30, 2023, as compared to that for the same period ended June 30, 2022 in the amount of approximately $5,170,000 net cash outflow, resulting in an increase in net cash used in operating activities in the amount of approximately $7,313,000 in this respect. The increase in net cash outflow in relation to accounts receivable was mainly attributable to the difference between the accounts receivable balance as of June 30, 2023 in the amount of approximately $30,929,000 and that as of June 30, 2022 in the amount of approximately $23,214,000. More credit sales were made in June 2023 as compared to that in June 2022.

b)	Change in prepayments and other current assets was approximately $11,035,000 net cash outflow for the six months ended June 30, 2023. For the six months ended June 30, 2022, change in prepayments and other current assets was approximately $683,000 net cash inflow, resulting in an increase in net cash used in operating activities in the amount of approximately $11,718,000. Prepayment as of June 30, 2023, principally represents deposits made to suppliers in aggregate of approximately $10,980,000 for the purchase of marine fuel which was necessary for the ongoing supply of goods for our bunkering business.

c)	Change in accounts payable was approximately $15,064,000 net cash inflow for the six months ended June 30, 2023. For the six months ended June 30, 2022, change in accounts payable was approximately $4,351,000 net cash inflow, resulting in an increase in net cash provided by operating activities in the amount of approximately $10,713,000. The increase in net cash outflow in relation to accounts payable was mainly attributable to i) the difference between the accounts payable balance as of June 30, 2023 in the amount of approximately $27,716,000 and that as of June 30, 2022 in the amount of approximately $22,649,000. More credit purchases were made in June 2023 as compared to that in June 2022 and ii) the difference between the opening balance of accounts payable for the periods ended June 30, 2023 and 2022 in an amount of $5,774,000. The opening balance of accounts payable for the periods ended June 30, 2023 was approximately $12,523,000 while that for the period ended June 30, 2022 was approximately $18,297,000.

Investing Activities. Net cash used in investing activities of $542,000 for the six months ended June 30, 2023, consisted of payments for design and construction of the Group’s new management information system and the acquisition of a new motor vehicle during the period. Net cash used in investing activities for the six months ended June 30, 2022, was $8,000. It consisted mainly of the purchase of office equipment and furniture.

Financing Activities. The net proceeds in the amount of approximately $13,200,000 raised from the IPO of the Company in March 2023 provided net cash inflow to the Group. For the six months ended June 30, 2022, net cash inflow in financing activities in the amount of $720,000 were advances provided from a related party.

Liquidity and Capital Resources

Liquidity to fund working capital is a significant priority for the Group’s bunker business. Our views concerning liquidity are based on currently available information and if circumstances change significantly, the future availability of trade credit or other sources of financing may be reduced, and our liquidity would be adversely affected accordingly.

Sources of Liquidity and Factors Impacting Our Liquidity

Our liquidity, consisting principally of cash and availability under our credit facility (i.e. our accounts receivable factoring facilities provided by a commercial bank), fluctuates based on a number of factors, including the timing of receipts from our customers and payments to our suppliers, changes in fuel prices, as well as our financial performance.

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We rely on our equity, trade credit from suppliers and facilities provided by banks as important sources of liquidity for working capital requirements for our operations. Future market volatility, generally, and any persistent weakness in global energy markets may adversely affect our ability to access capital and credit markets or to obtain funds at reasonable interest rates or on other advantageous terms. In addition, since our business is impacted by the availability of trade credit to fund fuel purchases, an actual or perceived decline in our liquidity or business generally could cause our suppliers to reduce our credit lines, which in turns may otherwise materially modify our payment terms.

During times of high fuel prices, our customers may not be able to purchase as much fuel from us because of their credit limits with us and the resulting adverse impact on their business could cause them to be unable to make payments owed to us for fuel purchased on credit. Furthermore, when fuel prices increase our working capital requirements increase and our own credit limits could prevent us from purchasing enough fuel from our suppliers to meet our customers’ demands, or we could be required to prepay for fuel purchases, any of which would adversely impact our liquidity.

However, extended periods of low fuel prices, particularly when coupled with low price volatility, can have a favorable effect on our results of operations and overall profitability. This can occur due to lower working capital requirements for the same trade volume. In other words, under low fuel price environments, the same amount of capital enables us to conduct more business as a result of lower working capital requirements.

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the balance between debt and equity.

The Company   reviews the capital structure on an ongoing basis. As a part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and the issue of new debt or the repayment of existing debt.

In March 2023, the shares of the Company were successfully listed in Nasdaq and the net proceeds of approximately $13.2 million were raised with the new shares issued. This provides us with a new source of capital to fund our business and expansion.

Based on the information currently available, we believe that our cash as of June 30, 2023, and available funds from our credit facility, as described below, together with cash flows generated by operations, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

Receivables Purchase Agreements. We also have a non-recourse accounts receivable purchase program with a commercial bank that allows us to sell a specified amount of qualifying accounts receivable and receive cash consideration equal to the total balance, less an associated fee. The accounts receivable purchase program provides the constituent bank with the ability to accept customers from this program with the level of risk exposure the bank is willing to accept with respect to particular customers. The fees the bank charge us to purchase the receivables from these customers can also be impacted for these reasons.

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